Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706

Direct: 408 526 4000 FAX: 408 526 4100 www.cisco.com

December 7, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attn: Kathleen Collins

Re:	Cisco Systems, Inc.
Form 10-K for the Fiscal Year Ended July 29, 2006
Filed September 18, 2006
File No. 000-18225

Dear Ms. Collins:

On behalf of Cisco Systems, Inc., a California corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated November 22, 2006.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the fiscal year ended July 29, 2006

Note 2. Summary of Significant Accounting Policies

Investments, page 47

1.	We note the reclassifications in your balance sheets for fiscal years 2005 and 2004 to reclassify certain amounts related to your investments from long-term to current assets and it appears that the amounts reclassified are material to your financial statements. Please explain the facts and circumstances that lead the Company to change their classification of investment securities at this time. Tell us whether the reclassification impacted any debt covenants associated with the Company’s senior notes issued in February 2006. Tell us why you have not identified your financial statements as restated, disclosed the impact of the restatement in the related notes and why the auditor’s opinion does not refer to the restatement. In your response, tell us how you assessed the materiality of the restatement to your financial statements and how you considered amending your prior quarterly and annual periodic Exchange Act filings. We refer you to APB 20 (or SFAS 154 if early adopted), AU 561.06 and SAB Topic 1M.

Securities and Exchange Commission

December 7, 2006

Response:

Effective October 29, 2005, the Company adopted a change in accounting principle related to the balance sheet classification of its marketable securities accounted for under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Previously, the Company’s debt and equity securities were classified as either current or noncurrent on the Company’s consolidated balance sheets based on their maturity. With this change in accounting principle, the classification of such marketable securities is now based on the nature of such securities and their availability for current operations.

Management regularly evaluates the appropriateness of the Company’s accounting policies. As a result of this process, management determined that the classification of debt and equity securities based on their availability for current operations would be preferable as it would provide investors with a more meaningful and representative presentation of the overall liquidity and working capital position of the Company as compared to the classification based on maturities of the marketable securities. In accordance with paragraph 16 of APB Opinion No. 20, Accounting Changes (“APB 20”), this change in classification was a change in accounting principle, and not the correction of an error as described in APB 20. Although the Company had not yet adopted Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, the Company’s conclusion was also consistent with paragraph 5 of that standard. The following factors supported management’s determination that the change in accounting principle was preferable:

•	The Company’s marketable securities are considered, and are classified as, available-for-sale consistent with SFAS No. 115. The Company’s investments in such securities are highly liquid and marketable;

•	The Company manages the portfolio, consisting of cash, cash equivalents, and investments in marketable securities, on an aggregate basis and not on the basis of the maturity dates of any of the underlying securities; and

•	The revised presentation is more representative of the total funds currently available for operations.

A preferability letter from the Company’s independent registered public accounting firm was filed as Exhibit 18.1 to the Company’s Form 10-Q for the period ended October 29, 2005 pursuant to Item 601 of Regulation S-K, specifically addressing the change in accounting principle.

The change in accounting principle and resulting reclassification of the consolidated balance sheets, which were disclosed in the Form 10-Q filed on November 23, 2005, did not impact any debt covenants associated with the Company’s debt subsequently issued in February 2006.

Securities and Exchange Commission

December 7, 2006

The following disclosures related to the change in accounting principle were included in the Company’s filings:

•	Disclosure of the change in accounting principle in the Notes to the Consolidated Financial Statements included in the Company’s Form 10-Q for each quarter of fiscal 2006 and in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in each such Form 10-Q;

•	Disclosure of the change in accounting principle in the Company’s 2006 Annual Report on page 47 in the Notes to the Consolidated Financial Statements and on page 35 in Management’s Discussion and Analysis of Financial Condition and Results of Operations (which pages can be found in Exhibit 13.1 to the Company’s fiscal 2006 Form 10-K); and

•	Disclosure of the change in accounting principle in the Report of Independent Registered Public Accounting Firm on page 17 of the Company’s 2006 Annual Report (which page can be found in Exhibit 13.1 to the Company’s fiscal 2006 Form 10-K).

The Company has included as Attachment A to this response the preferability letter described above and as Attachment B the transmittal letter to the Securities and Exchange Commission describing the change in accounting principle submitted with the Company’s fiscal 2006 Form 10-K pursuant to General Instruction D.(3) to Form 10-K.

The Company did conclude that the change in accounting principle was material based on consideration of the relevant qualitative and quantitative factors and consequently included in its filings, as described above, what the Company believes is appropriate disclosure of the change in accounting principle to investors based on consideration of the disclosure requirements in APB 20 and consideration of AU 561.06 and Staff Accounting Bulletin (“SAB”) Topic 1M.

Inventories, page 47

2.	We note that you record an inventory allowance for excess and obsolete inventory. Tell us how you considered Chapter 4, footnote 2, of ARB 43 and SAB Topic 5(BB), which indicate that inventory write-downs due to obsolescence establishes a new cost basis and should not be presented as a reserve. Tell us if you have obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet. Additionally, tell us if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Response:

The Company records reductions to the carrying value of inventory through the establishment of allowances in situations where the utility of the goods is no longer as great as its costs, consistent with SAB Topic 5 (BB). The amount of such loss of utility is

Securities and Exchange Commission

December 7, 2006

recognized in the current period and is reflected as a charge to the provision for inventory, which is a component of the Company’s cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established through the recording of an inventory provision allowance. Subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If such written-down inventory is subsequently utilized by the Company, the allowances are reduced to reflect the appropriate cost of that inventory in cost of sales. In situations where such inventory is scrapped, the appropriate cost basis of the inventory and related provision allowances are appropriately reduced. Management believes that the inventory valuation methods as described above are consistent with SAB Topic 5 (BB) and Accounting Research Bulletin 43, Chapter 4, footnote 2.

For internal recordkeeping purposes, the Company records such transactions through the use of allowance accounts (i.e., contra-asset accounts) for inventory. In light of the Staff’s comment, in future filings the Company will clarify the nature of its recognition of inventory losses, referring to the recognition of inventory losses as inventory write-downs rather than as inventory allowances.

The operational decision to scrap or to hold inventory that has been permanently written down to a new, lower cost basis is dependent on the potential for future utility, costs to carry the inventory, and business uncertainties, among other factors. Both obsolete and excess inventory are regularly evaluated for scrapping.

The Company typically has on hand inventory that has been previously written down to a new, lower cost basis, and it regularly tracks and monitors its usage of this inventory. If the usage of such inventory results in a material impact to gross margins, disclosure of such impact would be included in the Company’s Form 10-Q and 10-K filings. For the periods included in the Company’s 2006 Annual Report, the impact of the usage of such inventory was not material to the Company’s consolidated financial statements.

Revenue Recognition, page 48

3.	We note in your disclosure where you indicate that for multiple element arrangements fair value for each element is established based on the sales price charged when the element is sold separately. Tell us how you established vendor specific objective evidence (VSOE) of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. the initial term for PCS and maintenance). In this regard, describe the process you use to evaluate the various factors that affect your VSOE. For example, does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Securities and Exchange Commission

December 7, 2006

Response:

The Company identifies sales arrangements involving multiple elements, such as sales of products that include services, and allocates the amounts from such arrangements to each element based on its relative fair value and recognizes revenue for each element as revenue recognition criteria are met. The fair value of the elements is based on vendor-specific objective evidence (“VSOE”) as specified by Statement of Position 97-2 (“SOP 97-2”).

The Company’s process for establishing VSOE of fair value begins with the price established by the Company’s management for all of its product and service offerings for each classification in the Company’s pricing structure, as documented in the Company’s Global Price List (“GPL”). The Company’s pricing structure is based on multiple factors, including geographies in which the products and services are sold, major product and service groups, and customer classifications. Actual prices can vary from the GPL primarily due to market conditions. Consistent with paragraph 10 of SOP 97-2, the Company analyzes and establishes VSOE of fair value considering all of the relevant factors of the Company’s pricing structure.

For product offerings, sales transactions are grouped, segregating those which are multiple element arrangements (“MEA”) from non-MEA transactions. Only the pricing of non-MEA transactions is used in the establishment of VSOE of fair value. Those transactions are further stratified by major product groups and major customer classifications for each of the Company’s geographic theaters. Pricing variations from the GPL are analyzed for each of the identified classifications.

The Company’s VSOE of fair value analysis for service offerings is similar to the analysis for product offerings. The Company’s major service offerings are professional services and post-contract customer support (“PCS”). Professional services’ VSOE of fair value is based on an analysis of historical stand-alone pricing and PCS VSOE of fair value is based on an analysis of historical PCS renewal pricing. The Company’s term for PCS offerings generally ranges from one to three years.

VSOE of fair value is established for product and service offerings based on these historical transactions for each classification where the data demonstrates that a substantial majority of the transactions are priced within a reasonably narrow pricing range, generally evidenced by approximately 80% of such historical transactions falling within +/- 15% of the median rates.

The Company establishes and regularly validates the VSOE of fair value for elements in its multiple element arrangements. The Company reviews its VSOE of fair value as frequently as required by changes in market conditions and/or pricing strategy, and at least on an annual basis. In circumstances where VSOE of fair value has not been established for the allocation of revenue to the various elements of an arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (a) sufficient VSOE of fair value is established or (b) all elements of the arrangements have been delivered.

Securities and Exchange Commission

December 7, 2006

The Company has carefully considered the guidance in paragraphs 10 and 57 of SOP 97-2 and, as discussed above, it is the Company’s practice to evaluate historical pricing where the element is sold separately to establish and regularly assess VSOE of fair value for its product and service offerings. The Company’s management believes its methodology for establishing VSOE of fair value in multiple element arrangements is consistent with the guidance in paragraphs 10 and 57 of SOP 97-2.

Certifications

4.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

Response:

The Company will revise its certifications in its future filings in accordance with the Staff’s comment.

Securities and Exchange Commission

December 7, 2006

* * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 527-4087, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel at (650) 335-7657.

Very truly yours,

/s/ Dennis D. Powell

Dennis D. Powell

Senior Vice President and

Chief Financial Officer

cc:	Patrick Gilmore, Securities and Exchange Commission

John T. Chambers, Cisco Systems, Inc.

Jonathan Chadwick, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

Daniel J. Winnike, Fenwick & West LLP

Donald McGovern, PricewaterhouseCoopers LLP

Attachment A

(PricewaterhouseCoopers LLP letterhead)

November 22, 2005

Board of Directors

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended October 29, 2005. Note 6 therein describes a change in accounting principle related to the balance sheet classification of certain marketable SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”), debt and equity securities from a balance sheet classification based on maturity to a classification based on the nature of the securities and its availability for use in current operations. It should be understood that the preferability of one acceptable method of accounting over another for the classification of SFAS No. 115 investment securities has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20, Accounting Changes.

We have not audited any financial statements of the Company as of any date or for any period subsequent to July 30, 2005. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP San Jose, California

Attachment B

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

Tel.: (408) 526-4000

September 18, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Desk

Re:	Cisco Systems, Inc.
2006 Annual Report on Form 10-K
File No. 0-18225

Ladies and Gentlemen:

We have transmitted electronically for filing, pursuant to the Securities Exchange Act of 1934, Cisco Systems, Inc.’s Annual Report on Form 10-K for year ended July 29, 2006.

The financial statements included in this Form 10-K reflect changes from the preceding year in accounting principles or practices, or in the method of applying any such principles or practices. Specifically, there was a change in accounting principle related to the balance sheet classification of certain marketable SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, debt and equity securities from a balance sheet classification based on maturity to a classification based on the nature of the securities and its availability for use in current operations. On November 23, 2005, Cisco Systems, Inc. filed as Exhibit 18.1 to its Quarterly Report for the period ended October 29, 2005, a letter that it received from its independent registered public accounting firm, PricewaterhouseCoopers LLP, addressing the conformity of the change with Accounting Principles Board Opinion No. 20, Accounting Changes.

If you have any questions regarding the Form 10-K, please contact me at (408) 525-0164.

Very truly yours,

CISCO SYSTEMS, INC.

By:	/s/ Betsy Rafael
Betsy Rafael
Vice President, Corporate Controller